
03057360

2002 ANNUAL REPORT





It's all
about the flavor!

To Our Stockholders

Perhaps the best way to characterize 2002 is a year where our past met our future, and we believe that future looks bright. Quite a few changes and improvements took place this past year that we would like to share with you.

First, as part of our efforts to clearly define for the public what category we compete in, we have re-flagged our company from Rubio's Baja Grill to Rubio's Fresh Mexican Grill. We believe this served several needs. It has helped new customers to quickly identify that we are in the Fresh Mexican Grill category of quick-casual restaurants. This is even more important as we penetrate new markets outside of our San Diego roots. It also minimizes any confusion around the use and intended meaning of Baja. Now customers will have a clear and immediate understanding of what we do. And once they taste our flavorful food, they will never forget.

This leads me to discuss the changes we have made system-wide with regard to our Evolution project. The purpose of this project is to improve our menu choices in terms of types and portions, as well as the look and feel of the restaurants. This is most noticeable with the menu boards and new salsa bar. We added more marinated grilled chicken and steak items, expanded our HealthMex® line, and doubled the amount of cheese in our quesadillas. But as we proceed through 2003, look for even more changes that reflect our view that Rubio's food is the most flavorful and unique Fresh Mexican Grill food that you can buy. And we intend to deliver this food to our customers in an ever improving environment of relaxing, fun, colorful, and guest-service oriented restaurants.

This is clearly illustrated in our new prototype restaurant design, which we debuted in 2002. We are excited to report that we opened two new prototype stores in Ventura and Carlsbad in the 4th quarter of 2002 (Escondido and Emeryville have recently opened in 2003). These stores are wonderful examples of where and how we intend to lead the Fresh Mexican Grill category when it comes to a total guest experience. Our philosophy is that Rubio's must provide guests great alternatives for food, environment, and service.

The year 2002 also brought a significant management team change to Rubio's. In September, Sheri Miksa joined us as our President and Chief Operating Officer. We are delighted to have a seasoned industry professional like Sheri on our senior management team. She will pick up the discussion after a few comments about our financial performance.

We finished 2002 with good forward momentum. We returned to strong profitability and ended the year with $119.6 million in revenues (a 5.9% increase) and pro forma earnings of $0.28 per share (a 250% increase vs. 2001's $.08), based on pro forma operating earnings. Successful management of our "closed store reserve" (set up in 2001) allowed us to recognize an additional $0.05 per share by reducing the reserve, taking our FY 2002 earnings per share to $0.33 (compared to a $0.72 loss per share in 2001). Our balance sheet remains in good shape with minimal debt. Our comparable sales finished at +1.6% and the first quarter of 2003 is shaping up well. Even with the global uncertainties and domestic economic challenges, we are expecting to achieve 2–3% comparable sales growth for 2003. I will ask Sheri to discuss how and why we believe this performance is attainable.

Let me close with reminding you that 2003 marks the 20th year anniversary for Rubio's. While those 20 years have provided many highlights for me and the Rubio's team, I assure you that I am more excited now about our future than perhaps at any other time in our history. And Sheri is one of the main reasons for that excitement.

Sincerely,



Ralph Rubio
Chairman and Chief Executive Officer

To Our Stockholders (continued)

Ralph's excitement is contagious. I joined Rubio's last September because I was excited about the category and the potential for Rubio's to be a leader in it. The past seven months for me and for the company have been quite busy. My focus has been to organize for success, infuse a culture of accountability and results-orientation, and get the team focused on the big ideas to improve stockholder value.

As a regional company, Rubio's is afforded the ability to increase the velocity of our decisions and implementation of new ideas while leveraging this agility. Our focus is to build top-line sales through a commitment to my three key focus areas — product development, operations, and marketing. All three must be world-class in order for Rubio's to effectively differentiate itself in a competitive fresh Mexican grill category. I am convinced that we can accomplish this.

Our mission is to exceed guests' expectations for food, service, facility, and the overall experience. My vision is for Rubio's to become the Fresh Mexican Grill of choice for guests and stockholders. We will do this by executing aggressively against our product development, marketing, and operations plans.

Product development — We are in the business of serving distinctive, flavorful food. Our guests are looking for variety, for healthful alternatives, and for flavors they can't get anywhere else. Our new products have to deliver on that promise, and we rolled out three new products in the past year that I think are real winners — our grilled chicken and steak enchiladas, our fabulous fajitas, and our "El Nino Burrito" served only on rainy days. In addition, we believe we have some great items now "in the pipeline" that we will be rolling out in 2003.

Operations — With guests having many choices of restaurants, we believe our service experience must exceed their expectations for a great quick-casual restaurant that they will visit frequently. We are testing and have initiated a number of guest experience initiatives, including our team members reminding each guest that their order is prepared fresh for them and managing their expectations about how long it will take to prepare. We also call every guest by name when their order is ready, versus using a number, like many of our competitors do.

Marketing — We have an exciting new advertising campaign. I believe it will represent the Rubio's story in a fun and compelling way. In fact, I believe it will appeal to ages 8 to 80. Apart from our annual "Great Catch" promotion featuring our world famous fish taco, we have committed to eliminate the low price promotions we have relied on in the past, continuing to strongly confirm our position in the quick-casual fresh Mexican grill category.

We are creating a culture at Rubio's that has as its hallmarks flexibility, nimbleness, empowerment, and accountability. We recognize and reward continuous improvement and are striving for excellence in all we do. We must do this because it's what our guests and stockholders expect.

Ralph is right. The past is meeting the future. We intend to preserve the very best of our 20-year heritage as we blaze a new and exciting path to our future. I hope you will continue to share our enthusiasm for this great concept. I am certainly happy to be a part of it.

Sincerely,



Sheri Miksa
President and Chief Operating Officer

As of March 10, 2003, we own and operate 136 high-quality, quick-casual Mexican restaurants and seven franchised restaurants that offer traditional Mexican cuisine including grilled chicken, steak and fresh seafood items such as burritos, tacos and quesadillas indicative of the Baja region of Mexico. We were incorporated in California in 1985 and re-incorporated in Delaware in October 1997. We have a wholly-owned subsidiary, Rubio's Restaurants of Nevada, Inc., which was incorporated in Nevada in 1997. Our restaurants are located in California, Arizona, Nevada, Colorado, Oregon and Utah. As of March 10, 2003, we had approximately 2,800 employees

Rubio's Fresh Mexican Grill Concept

The Rubio's Fresh Mexican Grill concept evolved from the original "Rubio's, Home of the Fish Taco" concept, which our co-founder Ralph Rubio first developed following his college spring break trips to the Baja peninsula of Mexico in the mid-1970s. Ralph opened the first Rubio's restaurant with his father, Rafael, over 20 years ago in the Mission Bay area of San Diego. Building on the success of our original "fish taco" concept, over the years, we expanded our menu offerings and upgraded our store layout to appeal to a broader customer base, changing the name of the concept to "Rubio's Baja Grill" in 1997 to reflect these improvements. In 2002, Rubio's continued to evolve the concept and menu, completing the transformation from the original "fish taco" concept to a "Fresh Mexican Grill" concept featuring grilled chicken, steak and seafood items, as well as our original, world-famous Baja-style fish taco. We believe the "Rubio's Fresh Mexican Grill" concept is well positioned in the "quick-casual" segment of the restaurant industry, between the quick-service and casual dining segments. The critical elements of our market positioning are as follows:

- **Freshly Prepared High Quality Food with Bold, Distinctive Tastes and Flavors.** We differentiate ourselves from other quick-casual and fast food Mexican restaurants by offering high-quality flavorful products made-to-order using authentic regional Baja Mexican recipes. We have experienced a high degree of success to-date developing distinctive and flavorful offerings that generate strong customer loyalty and are often described as "craveable". Our signature items include our Baja-style fish tacos, lobster burritos and Rubio's signature Grilled Chicken Burrito. Rubio's also has a number of burritos, tacos, quesadillas and enchiladas prepared in a variety of ways featuring grilled, marinated chicken, steak, shrimp and mahi mahi. In addition, we also serve salads and a Grilled Grande Bowl. Our menu also includes "HealthMex" offerings which are lower in fat and calories, and "Kid Pesky" meals designed for children. Our salsas, guacamole and chips are prepared fresh daily in our restaurants. Guests can further enhance their meal at the complimentary salsa bar, featuring a wide variety of freshly prepared salsas, including our new roasted chipotle salsa. Our menu is served at both lunch and dinner.

- **Casual, Fun Dining Experience.** We strive to promote an enjoyable overall guest experience by creating a fun and relaxed setting in each of our restaurants. Unlike the generic decor of a typical quick casual or fast food restaurant, our restaurants are designed to create an authentic personality capturing the relaxed, atmosphere of the Baja region of Mexico. Our design elements include colorful Mexican tiles, saltwater aquariums with tropical fish, Baja beach photos and tropical prints, surfboards on the walls and authentic palm-thatched patio umbrellas, or palapas, in most existing locations.

- **Excellent Dining Value.** Our restaurants offer guests high-quality food typically associated with sit-down, casual dining restaurants at prices generally lower than those found there. In addition to favorable prices, we offer the convenience and rapid delivery of a traditional quick-casual or quick-service format. We provide guests a clean and comfortable environment in which to enjoy their meal on site. We also offer guests the convenience of take-out service for both individual meals and large party orders. We believe the strong value we deliver to our guests is critical to building strong repeat business and guest loyalty.

Our Business Strategies

Our business objective is to become the leading high-quality, quick-casual Mexican restaurant brand. In order to achieve our business objective, we have developed the following strategies:

- **Create a Distinctive Concept and Brand.** Our restaurants provide guests with a distinctive dining experience, which, we believe helps promote frequent visiting patterns and strong guest loyalty. We continue to focus on several key initiatives designed to enhance the performance of our existing restaurants and strengthen our brand identity. These initiatives include developing unique, distinctive and proprietary menu offerings with bold, intense flavors such as the Baja-style fish taco, the lobster burrito and the "Grilled Grande Bowl," a flavorful combination of chargrilled steak or chicken served over rice and beans with fresh tomatoes, onions and cilantro. We have built a new prototypical restaurant that better creates a comfortable but unique dining experience for the guest by capturing the warm, relaxed, inviting feel of a Mexican restaurant in Baja. We focus on promoting the awareness of our brand through regional and local media campaigns.

- **Achieve Attractive Restaurant-Level Economics.** We believe that we have been able to achieve attractive operating results in our core markets due to the appeal of our concept, careful site selection and cost-effective development, consistent application of our management and training programs and favorable product costs. We utilize centralized information and accounting systems, which allow our management to monitor and control labor, food and other direct operating expenses and provide them with timely access to financial and operating data. We believe we achieve a lower-than-average product cost compared to our competitors, due to the popularity of our fish items versus higher cost items such as chicken and steak. As we continue to roll out our new menu and our product mix shifts away from primarily seafood, we will continue to focus on creating high crave, high margin items. We also believe that our culture and emphasis on training leads to a lower employee turnover ratio, and therefore higher productivity, compared to industry averages.

- **Focus on Building Sales at Existing Restaurants.** We believe that we have an opportunity to improve earnings by increasing sales at restaurants that are already open. We have conducted extensive marketing research to understand our markets, guests and competition in order to continually refine our product offerings and marketing tactics. In the first quarter of 2003, we completed an upgrade of our menu with larger portions, new HealthMex® and grilled chicken/steak products, upgraded packaging and increased offerings on the salsa bar, to make us more competitive. We are currently evaluating the prospects of using key elements from our prototype restaurant to enhance the interior design of our existing restaurants.

- **Ensure High-Quality Guest Experience.** We strive to provide a consistent, high-quality guest experience in order to generate frequent visiting patterns and brand loyalty. To achieve this goal, we focus on creating a fun, team-like culture for our restaurant employees, which we believe fosters a friendly and inviting atmosphere for our guests. Through extensive training, experienced restaurant-level management and rigorous operational controls, we seek to ensure prompt, friendly and efficient service to our guests. Our commitment to making each guest's experience a consistently positive one is evidenced by Rubio's list of "House Rules", which is prominently displayed in each restaurant and defines the high level of quality and service our guests can expect from us.

- **Execute Disciplined Expansion.** We believe that our restaurant concept has significant opportunities for expansion and that a growth strategy balancing company-owned unit growth with franchise unit growth will allow us to grow the brand in a high quality manner. Our current expansion plan calls for us to open eight to ten company-owned restaurants in fiscal 2003. Through our extensive site selection process and criteria developed by our real estate committee, we principally target high-traffic, high-visibility locations, preferably an end-cap location, in urban and suburban markets with medium to high family income levels.

Unit Economics

In 2002, the 127 units open the entire year generated on a per unit basis average sales of $886,000, average operating income of $113,000, or 12.7% of sales, and average cash flow of $147,000, or 16.6% of sales. Comparable restaurant sales increased 1.6% in 2002 following a decrease of 0.3% in 2001 and an increase of 0.6% in 2000.

We currently have 27 units open outside of California. For the year ended December 29, 2002, 24 of these units have over 15 months of operating results. In 2002 the 26 units open outside of California for more than 12 months generated average sales of $733,000, average operating income of $50,000, or 6.8% of sales, and average cash flow of $77,000 or 10.4% of sales. Based on a plan approved in 2001, during 2002 we closed three under performing locations, of which one was located outside of California.

These results are not necessarily indicative of the results we will obtain in connection with the other units currently open, or those we may open in the future.

We currently lease all of our restaurant locations with the exception of one owned building. We plan to continue to lease substantially all of our future restaurant locations in order to minimize the cash investment associated with each unit.

Historically, the size of our restaurants has generally ranged from 1,800 to 3,300 square feet, excluding our smaller, food court locations. We expect the size of our future sites to range from 2,300 to 2,800 square feet. We intend to continue to develop restaurants that will require, on average, a total cash investment of approximately $500,000 to $550,000, excluding estimated pre-opening expenses between $19,000 and $25,000 per unit.

Menu

Our menu features made-to-order burritos, soft-shell tacos and quesadillas made with marinated, chargrilled chicken breast and lean steak, as well as seafood indicative of the Baja region of Mexico, such as chargrilled mahi mahi, sautéed shrimp and our signature Baja-style fish taco. Side items including our chips, beans and rice are all made fresh daily in our restaurants. Other ingredients, such as our fresh, handmade guacamole, shredded natural cheeses and our zesty chipotle sauce, also contribute to our quality image and distinctive flavor profiles. We also offer a self-serve salsa bar where guests can choose from four different salsas made fresh every day at each restaurant. Our prices range from $1.89 for a Baja-style fish taco to $6.99 for a lobster combo, which includes a lobster burrito, fish taco, chips and beans. Most units also offer a selection of imported Mexican and domestic beers.

To provide added variety, from time to time we introduce limited time offerings such as our grilled fajitas, crispy shrimp taco and grilled chicken enchiladas. Some of these items have been permanently added to the menu, such as the lobster burrito.

All of our units include a HealthMex® section on their menu and Kid Pesky meals designed for children. Our HealthMex® items are designed to have less than 20% of their calories from fat and include a chargrilled mahi mahi taco or a chargrilled chicken burrito served in a whole wheat tortilla.

The Kid Pesky meals consist of a choice of chicken taquitos, quesadilla or a bean burrito, along with a side dish, drink, churro dessert and toy surprise.

Decor and Atmosphere

We believe that the decor and atmosphere of our restaurants is a critical factor in our guests' overall dining experience. We strive to create the relaxed, casual environment that is reminiscent of the Baja region of Mexico. Our design elements include colorful Mexican tiles, saltwater aquariums with tropical fish, Baja beach photos and tropical prints, surfboards on the walls and authentic palm-thatched patio umbrellas, or palapas, in most existing locations. We believe the decor and atmosphere of our restaurants appeal to a broad variety of consumers, including families. Our new prototype design helps create a total experience for the guest through design, decor, uniforms and service.

Marketing

We use TV and radio broadcast advertising as a marketing tool to increase our brand awareness, attract new guests and build guest loyalty to drive frequency. Our advertising is designed to portray ourselves as a high-quality, quick-casual Mexican food restaurant and to promote special offers or introduce flavorful new products to increase sales and transactions. Examples of these offers include limited-time-only product introductions, such as our grilled chicken and steak fajitas, as well as occasional price promotions, such as our annual "Great Catch" 99-cent fish taco special. Media used for these promotions include television, radio, coupons and in-store merchandising materials. We believe word-of-mouth advertising is also a key component in attracting new guests.

As part of our expansion strategy, we select target markets which we believe will support multiple units and the efficient use of broadcast advertising. Upon entry into each new market, we often hire local public relations firms to help establish brand awareness for our restaurants as we build toward media efficiency. In 2002 we spent approximately $4.9 million on marketing. We expect our marketing expenditures to increase as we add new restaurants and focus on building awareness to drive new guests in and increase our sales.

Trademarks and Service Marks

We have registered a total of four trademarks and 12 service marks including, but not limited to, "Rubio's," "Rubio's Baja Grill, Home of the Fish Taco," "Home of the Fish Taco," "HealthMex," "Pesky," "Baja Grill," "Best of Baja," "Discover the Taste of True Baja," "Discover the True Taste of Baja," "Discover True Baja," "Mas Food, Less Dinero," "Nachos Not So Grande" and "True Baja" with the United States Patents and Trademark Office. In addition, we have filed applications for "Rubio's Fresh Mexican Grill" and "Cerveza Time". We believe that the trademarks, service marks and other proprietary rights have significant value and are important to the marketing of our restaurant concept.

Selected Financial Data

Our fiscal year is 52 or 53 weeks, ending the Sunday closest to December 31. Fiscal years 2001, 2002 and fiscal years 1998 and 1999 include 52 weeks. Fiscal year 2000 includes 53 weeks.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the accompanying notes included on pages 13 through 29 of this annual report to stockholders and with Management's Discussion and Analysis of Financial Condition and Results of Operations included on pages 5 through 12 of this annual report. These historical results are not necessarily indicative of the results to be expected in the future.

(In thousands, except per share data)

	Fiscal Years				
	2002	2001	2000	1999	1998
Consolidated Statement of Operations Data:					
Restaurant sales	$119,310	$112,728	$ 95,583	$ 67,745	$ 44,586
Franchise and licensing revenue	253	211	150	109	113
Total revenue	119,563	112,939	95,733	67,854	44,699
Costs and expenses:					
Cost of sales	32,580	31,368	28,348	19,976	13,074
Restaurant labor, occupancy and other	67,553	64,682	50,886	34,197	22,708
General and administrative expenses	9,625	10,316	10,281	7,755	6,056
Depreciation and amortization	5,184	5,124	4,296	2,993	1,946
Pre-opening expenses	155	412	758	662	319
Asset impairment and store closure expense (reversal)	(815)	11,429	2,237	—	—
Loss on disposal/sale of property	250	102	27	4	5
Operating income (loss)	5,031	(10,494)	(1,100)	2,267	591
Other (expense) income, net	(14)	170	708	501	258
Income (loss) before income taxes	5,017	(10,324)	(392)	2,768	849
Income tax (expense) benefit	(1,998)	3,867	161	(1,117)	66
Net income (loss)	$ 3,019	$ (6,457)	$ (231)	$ 1,651	$ 915
Net income attributable to common stockholders				$ 1,513	$ 568
Net income (loss) per share:					
Basic	$ .33	$ (0.72)	$ (0.03)	$ 0.26	$ 0.55
Diluted	.33	(0.72)	(0.03)	0.20	0.14
Shares used in computing net income (loss) per share:					
Basic	9,017	8,920	8,883	5,741	1,033
Diluted	9,137	8,920	8,883	8,094	6,418

	Fiscal Years				
	2002	2001	2000	1999	1998
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 8,578	$ 4,710	$ 1,311	$ 3,459	$ 786
Total assets	51,155	50,649	52,267	50,038	25,751
Long-term debt, including current portion	1,000	1,000	—	—	1,856
Redeemable convertible preferred stock	—	—	—	—	17,695
Total stockholders' equity	40,360	36,624	42,956	43,122	196

Please see the consolidated financial statements and related notes appearing on pages 13 through 29 of this annual report for the determination of number of shares used in computing basic and diluted net income (loss) per share for fiscal years 2002, 2001 and 2000.

Net income attributable to common stockholders includes the effect of the accretion on the redeemable convertible preferred stock which reduces net income attributable to common stockholders for the related periods. Net income attributable to common stockholders for the fiscal years 1999 and 1998 diluted earnings per share calculation is $1,651,000 and $915,000, respectively. The difference from the basic calculation is due to the reversal of the accretion on the redeemable convertible preferred stock as such stock is assumed to be converted to common stock for purposes of the diluted calculation.

Net income for fiscal year 1998 was favorably impacted by the reversal of a $452,000 deferred tax asset allowance that was previously provided for in fiscal year 1997. We eliminated the valuation allowance in 1998 due to our belief that current year activity made realization of such benefit more likely than not.

Net income for the fiscal year 2002 was favorably impacted by the reversal of the store closure expense of $815,000. Previously, net income for the fiscal years of 2001 and 2000 was unfavorably impacted by the store closure and impairment expenses of $11.4 million and $2.2 million, respectively.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this report. See "Forward-Looking Statements" regarding certain factors known to us that could cause reported financial information not to be necessarily indicative of future results.

Overview

We opened our first restaurant under the name "Rubio's, Home of the Fish Taco" in 1983. We position our restaurants in the high-quality, quick-casual Mexican food segment of the restaurant industry. Our business strategy is to become the leading brand in this industry segment.

Rubio's Restaurants, Inc. was incorporated in California in 1985 and reincorporated in Delaware in 1997. In May 1999, we completed our initial public offering. In late 2000, as part of our expansion strategy, we initiated a franchising program. We have three signed franchise agreements as of March 10, 2003, representing commitments to open 14 units, three of which were open as of March 10, 2003. Additionally, on April 15, 2002, we completed the sale of four company-owned stores in the Las Vegas, Nevada market to one of these franchisee groups. We opened eight stores and closed three underperforming stores in 2002. Our current expansion plan calls for us to open 8-10 company-owned restaurants in fiscal 2003.

As a result of our expansion, period-to-period comparisons of our financial results may not be meaningful. When a new unit opens, it will typically incur higher than normal levels of food and labor costs until new personnel gain experience. Hourly labor schedules are gradually adjusted downward during the first three months of a restaurant opening, in order to reach operating efficiencies similar to those at established units. In calculating our comparable restaurant base, we introduce a restaurant into our comparable restaurant base once it has been in operation for 15 calendar months.

Revenues represent gross restaurant sales less coupons and other discounts and includes franchise and licensing revenue. Cost of sales is composed of food, beverage and paper supply expense. Components of restaurant labor, occupancy and other expenses include direct hourly and management wages, bonuses, fringe benefit costs, rent and other occupancy costs, advertising and promotion, operating supplies, utilities, maintenance and repairs and other operating expenses.

General and administrative expenses include all corporate and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include management, supervisory and staff salaries and employee benefits, travel, information systems, training, corporate rent and professional and consulting fees and includes franchise expense used in training, the cost of the initial stocking of operating supplies and other direct costs related to opening new units.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of these financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.

Management evaluates these estimates and assumptions on an on-going basis including those relating to impairment of assets, restructuring charges, contingencies and litigation. Our estimates and assumptions have been prepared on the basis of the most current available information, and actual results could differ from these estimates under different assumptions and conditions.

We have identified the following critical accounting policies that are most important to the portrayal of our financial condition and results of operations and that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Note 1 to the consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. The following is a review of the more critical accounting policies and methods used by us:

Asset Impairment and Store Closure Expense (Reversal) — The Company periodically assesses its ability to recover the carrying value of its long-lived assets. If the Company concludes that the carrying value will not be recovered based on expected future cash flows, an impairment write-down is recorded to reduce the asset to its estimated fair value. Impairment is reviewed at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. In the Company's circumstances, such analysis is performed on an individual restaurant basis. The impairment charge is the difference between the carrying value and the estimated fair value of the assets (for assets to be held and used) and fair value less cost to sell (for assets to be disposed of).

The Company makes decisions to close stores based on their cash flows and anticipated future profitability. The Company records losses associated with the closure of restaurants in the same quarter that the decision to close these restaurants is made. These store closure charges primarily represent a liability for the future lease obligations after the expected closure dates, net of estimated sublease income, if any.

Asset impairment and store closure expense are estimates that we have recorded based on reasonable assumptions related to these restaurant locations at this point in time. The conditions regarding these locations may change in the future and could be materially affected by factors such as our ability to maintain or improve sales levels, our ability to secure subleases, our success at negotiating early termination agreements with lessors, the general health of the economy and resultant demand for commercial property. Because of the factors used to estimate impairment and store closure expense, amounts recorded may not be sufficient, and adjustments may be necessary.

Revenue Recognition — Revenue recognition consists of the following:
Restaurant sales: Revenues from the operation of Company-owned restaurants are recognized when sales occur.
Franchise revenue: Franchise revenue is comprised of 1) area development fees, 2) new store opening fees, 3) royalties and 4) information technology help desk fees. All fees received from franchised operations are included in revenue as earned. Area development fees are recognized as revenue on the occurrence of certain deliverables: 1) 50% at the time an initial comprehensive analysis of the entire market is delivered to the franchisee and 2) 50% ratably recognized as an updated analysis per restaurant site is delivered. New store opening fees are recognized as revenue in the month a franchisee location opens. Royalties from franchised restaurants are recorded in revenue as earned. Information technology help desk fees are collected annually and are recorded ratably into revenue.

Stock-Based Compensation — Statement of Financial Accounting Standards ("SFAS") SFAS No. 123 "Accounting for Stock-Based Compensation", as amended by SFAS No. 148 "Accounting for Stock Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123," provides accounting guidance related to stock based employee compensation. SFAS No. 123, as amended, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Compensation expense for options granted to non-employees has been determined in accordance with Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense and deferred compensation in the financial statements.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results of using SFAS No. 123 is included in the notes to the consolidated financial statements.

Results of Operations

All comparisons under this heading between 2002, 2001 and 2000 refer to the 52-week period ended December 29, 2002, the 52-week period ended December 30, 2001 and the 53-week period ended December 31, 2000, unless otherwise indicated.

Our operating results, expressed as a percentage of sales, were as follows:

	Fiscal Years		
	2002	2001	2000
Revenue (1)	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of sales	27.3	27.8	29.6
Restaurant labor, occupancy and other	56.5	57.3	53.2
General and administrative expenses (2)	8.1	9.1	10.7
Depreciation and amortization	4.3	4.5	4.5
Pre-opening expenses	0.1	0.4	0.8
Asset impairment and store closure expense (reversal)	(0.7)	10.1	2.3
Loss on disposal/sale of property	0.2	0.1	—
Operating income (loss)	4.2	(9.3)	(1.1)
Other (expense) income, net	0.0	0.2	0.7
Income (loss) before income taxes	4.2	(9.1)	(0.4)
Income tax (expense) benefit	(1.7)	3.4	0.2
Net income (loss)	2.5%	(5.7)%	(0.2)%

1) Includes $253,000 and $211,000 in franchise and licensing revenue for the 52 weeks ended December 29, 2002 and December 30, 2001, respectively, and $150,000 in franchise and licensing revenue for the 53 weeks ended December 31, 2000.

2) Includes $412,000 and $361,000 in franchise expense for the 52 weeks ended December 29, 2002 and December 30, 2001, respectively, and $346,000 in franchise expense for the 53 weeks ended December 31, 2000.

52 Weeks Ended December 29, 2002 Compared to the 52 Weeks Ended December 30, 2001

Results of operations reflect 52 weeks of operations for 127 restaurants, and partial period operations for 15 restaurants for the 52 weeks ended December 29, 2002. Results of operations reflect 52 weeks of operations for 115 restaurants and a partial period of operations for 30 restaurants for the 52 weeks ended December 30, 2001.

Revenue

Revenue increased $6.7 million or 5.9%, to $119.6 million for the 52 weeks ended December 29, 2002 from $112.9 million for the 52 weeks ended December 30, 2001. The increase in 2002 was due in part to $6.8 million in sales generated by a full year of operations from units opened in 2000 and 2001 that were not in our comparable unit base previously, combined with the $5.0 million from the eight units opened in 2002. Revenues were reduced $6.8 million by the closure of three and eleven under-performing restaurants in 2002 and 2001, respectively, and the franchising of four restaurants on April 15, 2002. In 2002, same store sales increased $1.6 million, or 1.6%. Units enter the comparable store base after 15 full months of operation. The increase in comparable store sales was primarily due to a 0.2% decrease in transactions, offset by a 1.8% increase in the average check amount. The decrease in transactions was caused primarily from adverse weather conditions, the sluggish economy and a reduction in price promotions in connection with our concept repositioning. We believe these factors will continue to affect our revenues in fiscal 2003, but will be offset by the positive impact of our concept repositioning efforts.

Cost of Sales

Cost of sales as a percentage of revenues decreased to 27.3% in the 52 weeks ended December 29, 2002 from 27.8% in the 52 weeks ended December 30, 2001. This 0.5% decrease was primarily due to the elimination of certain retail discount programs (0.5%), lower commodity prices (0.4%), partially offset by cost increases associated with our concept repositioning (0.4%).

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

Restaurant Labor, Occupancy and Other

Restaurant labor, occupancy, and other decreased as a percentage of revenues to 56.6% for the 52 weeks ended December 29, 2002 from 57.3% in the 52 weeks ended December 30, 2001. The 0.7% decrease as a percentage of restaurant sales is due in part to a decrease in labor and related costs of 1.7%, 0.4% due to higher occupancy charges, 0.2% due to higher advertising costs and 0.4% from the expenses relating to our concept repositioning, which will continue into fiscal 2003. The decrease in labor and related costs was partially due to the closure of several underperforming stores in 2001 and 2002, and the implementation of labor saving programs in early 2002.

General and Administrative Expenses

General and administrative expenses decreased to $9.6 million in the 52 weeks ending December 29, 2002 from $10.3 million in the 52 weeks ended December 30, 2001. Decreased corporate wages and training wages were offset by an increase in stock compensation and a decrease in capitalized wages in 2002. The decrease in wages was primarily related to open positions through the year and organization changes. The decrease in training wages was primarily due to lower management turnover. The increase in stock compensation was due to a consulting agreement with a non-employee board member for various marketing and strategic corporate initiatives. The decrease of capitalized wages was due to fewer new restaurant openings than in 2001. General and administrative expenses decreased as a percentage of revenue to 8.1% in 2002 from 9.1% in 2001, primarily due to our expanding revenue base.

Depreciation and Amortization

Depreciation and amortization expenses increased to $5.2 million in the 52 weeks ended December 29, 2002 from $5.1 million in the 52 weeks ended December 30, 2001. The $0.1 million increase was primarily due to the additional depreciation on the eight new units opened during 2002 and the 19 new units opened during 2001, offset by decreased depreciation as a result of store closures and asset impairments taken in September 2001, franchising of the four Nevada restaurants in April 2002 and the closures of three restaurants in February, August and October 2002. As a percentage of sales, depreciation and amortization decreased to 4.3% in 2002 from 4.5% in 2001.

Pre-Opening Expenses

Pre-opening expenses decreased to $155,000 for the 52 weeks ended December 29, 2002 from $412,000 for the 52 weeks ended December 30, 2001 primarily due to the decrease in unit openings to eight in 2002 compared to 19 in 2001. The average pre-opening cost per new unit opening was $19,000 per unit, a decrease of $2,000 per unit from 2001.

Asset Impairment and Store Closure Expense (Reversal)

In 2001, we recorded a $6.6 million charge related to the impairment of a select number of under-performing restaurants as required under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Additionally, we incurred $4.8 million in store closure expense related to the closure or pending closure of under-performing restaurants. These special charges, which consisted primarily of lease reserves and de-identification costs, were as follows: 1) a $3.2 million reserve for closed stores in 2001, 2) $1.1 million reserve for stores to be closed and 3) $0.5 million in reserves for severance and other closed store related charges. Eleven stores were closed in October 2001, three additional stores were closed in February, August and October 2002. As of March 10, 2003, nine of the underlying leases related to the closed stores had been terminated with lease buyouts, and four other leases have been sublet. The Company was able to negotiate lease terminations that were more favorable than originally anticipated, in addition to lower severance related costs than anticipated and in 2002 the Company reversed $815,000 of the charge for store closures.

Loss on Disposal/Sale of Property

Loss on asset disposals was $250,000 in 2002 compared to $102,000 in 2001. The higher loss in 2002 primarily relates to the write-off of exterior signs and additional properties related to the concept repositioning.

Other (Expense) Income, Net

Other (expense) income-net decreased to $14,000 expense for the 52 weeks ended December 29, 2002 from $170,000 in net other income for the 52 weeks ended December 30, 2001. Interest income decreased to $113,000 for the 52 weeks ended December 29, 2002 from $281,000 for the 52 weeks ended December 30, 2001. The decrease is primarily due to declining interest rates paid on our investments. In addition, the average interest rate earned on our cash balances decreased due to the declining interest rate environment. Interest expense remained fairly steady at $127,000 in 2002 and $111,000 in 2001.

Income Taxes

The provision for income taxes for the 52 weeks ended December 29, 2002 and 52 weeks ended December 30, 2001 is based on the approximate annual effective tax rate applied to the respective period's pretax book income. The 39.8% tax provision applied to 2002 comprises the federal and state statutory rates based on the annual effective rate on pre-tax income of $5.0 million for 2002. The 37.5% tax benefit applied to 2001 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax loss of $10.3 million for 2001.

52 Weeks Ended December 30, 2001 Compared to the 53 Weeks Ended December 31, 2000

Results of operations reflect 52 weeks of operations for 115 restaurants, and partial period operations for 30 restaurants for the 52 weeks ended December 30, 2001. Results of operations reflect 53 weeks of operations for 90 restaurants and a partial period of operations for 36 restaurants for the 53 weeks ended December 31, 2000.

Revenue

Revenue increased $17.2 million or 18.0%, to $112.9 million for the 52 weeks ended December 30, 2001 from $95.7 million for the 53 weeks ended December 31, 2000. The increase in 2001 was due in part to $11.4 million in sales generated by a full year of operations from units opened in 1999 and 2000 that were not in our comparable unit base yet, combined with the $7.8 million from the 19 units opened in 2001. Revenues were negatively impacted by the closure of 11 under-performing restaurants on October 30, 2001. Ten of these 11 restaurants had opened prior to 2001, and one restaurant had opened in January 2001. Also negatively impacting the year over year revenue comparison was the 53rd week of sales in 2000, which generated an additional $1.7 million in revenue in 2000. Total sales from all units that comprise our comparable base decreased $0.3 million (52 weeks vs. 52 week basis), or 0.3%. Units enter the comparable store base after 15 full months of operation. The decrease in comparable store sales was primarily due to a 4.4% decrease in transactions due to the limited success of promotional efforts in fiscal 2001, offset by a 4.3% increase in the average check amount.

Cost of Sales

Cost of sales as a percentage of revenue decreased to 27.8% in the 52 weeks ended December 30, 2001 from 29.6% in the 53 weeks ended December 31, 2000. This decrease was primarily due to a 4.5% menu price increase taken at the beginning of 2001, a focus on proper portioning in the production of menu items, and favorable commodity costs in 2001 compared to 2000.

Restaurant Labor, Occupancy and Other

Restaurant labor, occupancy and other increased as a percentage of revenue to 57.3% for the 52 weeks ended December 30, 2001 from 53.2% in the 53 weeks ended December 31, 2000. The increase as a percentage of revenue is due in part to an increase in labor and related costs of 2.2%. These labor and related cost increases were primarily due to higher workers compensation costs in California, an increase in the minimum wage in California from $5.75 to $6.25 at the beginning of 2001 and overall wage inflation. One of the factors that offset the labor cost increases was the closure of 11 under performing restaurants in October 2001. Of the increase in restaurant labor, occupancy and other costs, 1.0% was due to higher rent and common area maintenance charges, which resulted from a greater mix of stores opened in higher rent shopping malls. Also impacting rent and common area maintenance costs were lower average unit revenue volumes, which creates higher occupancy costs as a percentage of revenue since these costs are fixed. Of the increase in restaurant labor, occupancy and other costs, 0.5% was due to higher advertising costs as our company conducted additional research in 2001 to identify key issues to improve revenue. Another significant area contributing to the increase in this category was a 0.4% increase in utility costs due to the higher electricity and natural gas prices during parts of 2001 in California. On January 1, 2002, the California minimum wage increased from $6.25 to $6.75.

General and Administrative Expenses

General and administrative expenses were $10.3 million for both the 52 weeks ended December 30, 2001 and the 53 weeks ended December 31, 2000. Increased legal costs and bonuses for our field operations group were offset by lower recruiting fees and training wages in 2001. The increased legal fees primarily related to class action complaints filed against the Company by former employees. These suits involve the issue of whether certain employees and former employees in the assistant and general manager positions who worked in the California restaurants were misclassified as exempt and deprived of overtime pay. The lower recruiting and training costs resulted from less employee turnover in the restaurants. General and administrative expenses decreased as a percentage of revenue to 9.1% in 2001 from 10.7% in 2000, primarily due to our expanding revenue base.

Depreciation and Amortization

Depreciation and amortization expenses increased to $5.1 million in the 52 weeks ended December 30, 2001 from $4.3 million in the 53 weeks ended December 31, 2000. The $0.8 million increase was primarily due to the additional depreciation on the 19 new units opened during 2001 and the 36 new units opened during 2000, offset by decreased depreciation as a result of store closures and asset impairments taken in September 2001 and asset impairments taken in December 2000 as well. As a percentage of sales, depreciation and amortization remained constant at 4.5% in both 2001 and 2000.

Pre-Opening Expenses

Pre-opening expenses decreased to $412,000 for the 52 weeks ended December 30, 2001 from $758,000 for the 53 weeks ended December 31, 2000 primarily due to the decrease in unit openings to 19 in 2001 compared to 36 in 2000. The average pre-opening cost per new unit opening year over year remained approximately the same at $22,000 per unit.

Asset Impairment and Store Closure Expense

In 2001, we recorded a $6.6 million charge related to the impairment of a select number of under-performing restaurants as required under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". Additionally, we incurred $4.8 million in store closure expense related to the closure or pending closure of under-performing restaurants. These special charges, which consisted primarily of lease reserves and de-identification costs, were as follows: 1) a $3.2 million reserve for closed stores in 2001, 2) $1.1 million reserve for stores to be closed and 3) $0.5 million in reserves for severance and other closed store related charges. Eleven stores were closed in October 2001, three additional stores were closed in February, August and October 2002. As of March 10, 2003, nine of the underlying leases related to the closed stores had been terminated with lease buyouts and four other leases have been sublet. Because the Company was able to negotiate lease terminations that were more favorable than originally anticipated, in addition to lower severance related costs than anticipated, in 2002 the Company reversed $815,000 of the charge for store closures.

In 2000, we recorded a $2.2 million charge related to the impairment of a select number of under-performing restaurants.

Loss on Disposal/Sale of Property

Loss on asset disposals was $102,000 in 2001 compared to $27,000 in 2000. The higher loss in 2001 primarily relates to the write-off of obsolete neon signs and decor packages that had been purchased in advance and included in property.

Other Income, Net

Net interest income decreased to $170,000 for the 52 weeks ended December 30, 2001 from $708,000 in net interest income for the 53 weeks ended December 31, 2000. Interest income decreased to $281,000 for the 52 weeks ended December 30, 2001 from $824,000 for the 53 weeks ended December 31, 2000. The decrease is primarily due to lower average cash balances as we used cash to open 36 restaurants in 2000 and 19 restaurants in 2001. In addition, the average interest rate earned on our cash decreased due to the declining interest rate environment. Interest expense remained fairly steady at $111,000 in 2001 and $116,000 in 2000.

Income Taxes

The provision for income taxes for the 52 weeks ended December 30, 2001 and 53 weeks ended December 31, 2000 is based on the approximate annual effective tax rate applied to the respective period's pretax book loss. The 37.5% tax benefit applied to 2001 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax loss of $10.3 million for 2001. The 41.1% tax benefit applied to 2000 comprises the federal and state statutory rates based on the annual effective rate on a pre-tax loss of $392,000 for 2000.

Seasonality

Historically, we have experienced seasonal variability in our quarterly operating results with higher sales per restaurant in the second and third quarters than in the first and fourth quarters. The higher sales in the second and third quarters affect profitability by reducing the impact of our restaurants' fixed and semi-fixed costs, as well as through increased revenues. This seasonal impact on our operating results is expected to continue.

Inflation

Components of our operations subject to inflation include food, beverage, lease, utility, labor and insurance costs. Our leases require us to pay taxes, maintenance, repairs, insurance and utilities, all of which are subject to inflationary increases. We believe inflation with respect to workers' compensation insurance and utility expense has had a material impact on our results of operations in 2002 and 2001. Additionally, accrued expenses and other liabilities associated with workers' compensation insurance, as reflected on our consolidated balance sheets, increased by $595,000 from $293,000 as of December 30, 2001 to $888,000 as of December 29, 2002.

Liquidity and Capital Resources

We have funded our capital requirements in recent years through public sale of equity securities, private placement of preferred stock, bank debt and cash flow from operations. We generated $8.1 million in cash flow from operating activities for the 52 weeks ended December 29, 2002 and $6.2 million for the 52 weeks ended December 30, 2001.

Net cash used in investing activities was $4.6 million for the 52 weeks ended December 29, 2002 compared to $3.8 million for the 52 weeks ended December 30, 2001. The $0.8 million net increase in cash used was primarily due to a net $4.8 million decrease in capital expenditures offset by an approximate $5.7 decrease in net investment activity.

Net cash provided by financing activities was $427,000 for the 52 weeks ended December 29, 2002 compared to net cash generated from financing activities of $1.0 million for the 52 weeks ended December 30, 2001. Financing activities in 2002 primarily consisted of proceeds from exercises of common stock options, which generated $427,000. Financing activities in 2001 primarily consisted of proceeds from line of credit borrowing of $1.0 million.

We have a $12.0 million revolving line of credit agreement with a financial institution that matures July 2004. As of December 29, 2002, there was $1.0 million borrowed against the line and another $1.0 million utilized for standby letters of credit related to our workers' compensation policy. Interest on the revolving line of credit is calculated on the lower of either a bank reference rate plus 1%–2%, or on an adjusted London Interbank Offered Rate plus 2.5%–3.5%, per annum (3.92% at December 29, 2002). The Company was not in compliance with respect to one covenant of the credit agreement as of December 29, 2002. An amendment to the credit agreement was signed effective December 31, 2002. The result of the amendment was to put the Company in compliance with the covenant that it was not in compliance with as of December 29, 2002.

Our funds were principally used for the development and opening of new units. We incurred $5.4 million in capital expenditures during the 52 weeks ended December 29, 2002, of which, $2.1 million was for newly opened units, $0.5 million for future openings, $1.0 million for menu board upgrades, remodels and point of sale system upgrades, $1.0 million for routine capital expenditures at our existing locations and $0.8 million for corporate and information technology expenditures. We incurred $10.5 million in capital expenditures during the 52 weeks ended December 30, 2001, of which, $7.4 million was for newly opened units, $0.7 million for future openings, $1.5 million for menu board upgrades, remodels and point of sale system upgrades, $0.7 million for existing locations and $0.2 million for corporate and information technology expenditures.

We currently expect total capital expenditures in 2003 to be approximately $9.8 million, of which approximately $5.5 million is forecasted for the opening of new restaurants. We currently plan to open approximately 8-10 units in 2003. We currently expect that future locations will generally cost between $500,000 and $550,000 per unit, net of landlord allowances and excluding pre-opening expenses. Some units may exceed this range due to the area in which they are built and the specific requirements of the project. Pre-opening expenses are expected to average between $19,000 and $25,000 per restaurant.

We undertook a number of projects in 2002, which will carry over into 2003 that are designed to potentially improve sales. Certain of these projects, including a proposed new store design, a potential retrofit design that can be incorporated into existing restaurants, signage changes and salsa bar upgrades will require a significant amount of capital. These projects may require that certain existing assets be disposed of as a result of these projects. We estimate the capital requirements for these projects to be $15,000 to $25,000 per restaurant, and the asset disposals to be $3,000 to $5,000 per restaurant. In fiscal 2002, these projects were implemented in approximately half of our restaurants. These projects will be completed in the balance of our restaurants during fiscal 2003.

We lease restaurant and office facilities and real property under operating leases expiring through 2016. We have leased all of our facilities, except for one building, to minimize the cash investment associated with each unit. Most of our leases are for 10-year terms and include options to extend the terms. The majority of our leases also include fixed rate and percentage-of-sales rent provisions. Our future minimum lease payments for our headquarters and restaurants are expected to be as follows: $9.6 million in 2003, $9.5 million in 2004, $9.4 million in 2005, $8.5 million in 2006, $8.0 million in 2007 and $19.4 million thereafter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(continued)

We believe that the anticipated cash flow from operations combined with funds currently anticipated to be available from our $12.0 million credit facility and our cash and investments balance of $9.9 million as of December 29, 2002 will be sufficient to satisfy our working capital and capital expenditure requirements for the foreseeable future. For additional information regarding our credit facility, see Note 4 of our Notes to Consolidated Financial Statements on page 23 of this report. Changes in our operating plans, changes in our expansion plans, lower than anticipated sales, our ability to meet the financial covenants of our credit facility, increased expenses, potential acquisitions or other events may cause us to seek additional or alternative financing sooner than anticipated. Additional or alternative financing may not be available on acceptable terms, or at all. Failure to obtain additional or alternative financing as needed could have a material adverse effect on our business and results of operations.

Impact of Recently Issued Accounting Standards

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost, as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company's results of operations nor on the Company's treatment of the store closure expense that was recorded in fiscal year 2001.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk exposures are related to our cash, cash equivalents and investments. We invest our excess cash in highly liquid short-term investments primarily with maturities of less than one year. The portfolio consists primarily of corporate bonds and municipal bonds. As of December 29, 2002, we have no investments that have maturities in excess of one year. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. Due to the types of investment and debt instruments the Company has, a 10% change in period-end interest rates or a hypothetical 100 basis point adverse move in interest rates would not have a significant negative affect on our financial results.

As of December 29, 2002, we had available $10.0 million of a total $12.0 million revolving line of credit with a maturity date of July 2004. As of December 29, 2002, we have $1.0 million borrowed against this facility and $1.0 million reserved as security for a standby letter of credit related to our workers' compensation insurance policy that matures in October 2003. Interest on the revolving line of credit is calculated on the lower of either a bank reference rate plus 1%–2%, or on an adjusted London Interbank Offered Rate plus 2.5%–3.5%, per annum (3.92% as of December 29, 2002). We also pay a commitment fee on the unused portion of the line of credit. Should we make additional draws on this line in the future, changes in interest rates would affect the interest expense on these loans and, therefore, impact our cash flows and results of operations.

Many of the food products purchased by us are affected by changes in weather, production, availability, seasonality and other factors outside our control. In an effort to control some of this risk, we have entered into some fixed price purchase commitments with terms of less than one year. In addition, we believe that almost all of our food and supplies are available from several sources, which helps to control food commodity risks.

With the exception of historical information (information relating to the Company's financial condition and results of operations at historical dates or for historical periods), the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that necessarily are based on certain assumptions and are subject to certain risks and uncertainties. These forward-looking statements are based on management's expectations as of the date hereof, that necessarily contain certain assumptions and are subject to certain risks and uncertainties. The Company does not undertake any responsibility to update these statements in the future. The Company's actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of the factors set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the Forward-Looking Statements section on page 30 and elsewhere in our filings with the Securities and Exchange Commission including our most recent Form 10-K for the year ended December 29, 2002, and Forms 10-Q subsequently filed.

Independent Auditors' Report

Board of Directors and Stockholders of
Rubio's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Rubio's Restaurants, Inc. and subsidiary (the "Company") as of December 29, 2002 and December 30, 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and of cash flows for each of the three years in the period ended December 29, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Rubio's Restaurants, Inc. and subsidiary as of December 29, 2002 and December 30, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Diego, California
March 5, 2003

Rubio's Restaurants, Inc.
Consolidated Balance Sheets

(In thousands, except share data)

	December 29, 2002	December 30, 2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 8,578	$ 4,710
Short-term investments	1,279	1,302
Income taxes receivable	357	798
Other receivables	818	673
Inventory	1,250	1,453
Prepaid expenses	600	736
Total current assets	12,882	9,672
Investments	—	367
Property – net	35,504	35,911
Other Assets	366	353
Deferred Income Taxes	2,403	4,346
TOTAL	$ 51,155	$ 50,649
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 1,990	$ 3,005
Accrued expenses and other liabilities	3,832	3,634
Store closure reserve	559	1,496
Line of credit	1,000	1,000
Deferred income taxes	90	214
Total current liabilities	7,471	9,349
Store Closure Reserve	1,248	2,981
Deferred Income	69	—
Deferred Rent	1,971	1,608
Deferred Franchise Revenue	36	87
Total liabilities	10,795	14,025
Commitments and Contingencies (Note 5)		
Stockholders' Equity:		
Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $.001 par value, 75,000,000 shares authorized, 9,052,358 issued and outstanding in 2002, and 8,922,786 issued and outstanding in 2001	9	9
Paid-in capital	41,868	41,441
Deferred compensation	510	217
Accumulated other comprehensive income	3	6
Accumulated deficit	(2,030)	(5,049)
Total stockholders' equity	40,360	36,624
TOTAL	$ 51,155	$ 50,649

See Notes to Consolidated Financial Statements

Rubio's Restaurants, Inc.
Consolidated Statements of Operations

(In thousands, except per share data)

	Years Ended		
	December 29, 2002	December 30, 2001	December 31, 2000
Revenue:			
Restaurant sales	$ 119,310	$ 112,728	$ 95,583
Franchise and licensing revenue	253	211	150
Total Revenue	119,563	112,939	95,733
Costs and Expenses:			
Cost of sales	32,580	31,368	28,348
Restaurant labor, occupancy and other	67,553	64,682	50,886
General and administrative expenses	9,625	10,316	10,281
Depreciation and amortization	5,184	5,124	4,296
Pre-opening expenses	155	412	758
Asset impairment and store closure expense (reversal)	(815)	11,429	2,237
Loss on disposal/sale of property	250	102	27
Total Costs and Expenses	114,532	123,433	96,833
Operating Income (Loss)	5,031	(10,494)	(1,100)
Other (Expense) Income:			
Interest and investment income	113	281	824
Interest expense	(127)	(111)	(116)
Other (expense) income – net	(14)	170	708
Income (Loss) Before Income Taxes	5,017	(10,324)	(392)
Income Tax (Expense) Benefit	(1,998)	3,867	161
Net Income (Loss)	$ 3,019	$ (6,457)	$ (231)
Net Income (Loss) Per Share:			
Basic	$ .33	$ (0.72)	$ (0.03)
Diluted	$ .33	$ (0.72)	$ (0.03)
Shares Used in Calculating Net Income (Loss) Per Share:			
Basic	9,017	8,920	8,883
Diluted	9,137	8,920	8,883

See Notes to Consolidated Financial Statements

Rubio's Restaurants, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(In thousands, except share data)

	Common Stock							
	Shares	Amount	Paid-In Capital	Deferred Compensation	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity	Total Comprehensive Income (Loss)
Balance, December 27, 1999	8,871,775	$ 9	$ 41,357	$ 88	$ 29	$ 1,639	$ 43,122	
Exercise of common stock options	22,665		37				37	
Deferred compensation – common stock options				49			49	
Net loss						(231)	(231)	$ (231)
Other comprehensive loss:								
Net unrealized loss on available-for-sale investments, net of $14 tax credit					(21)		(21)	(21)
Total comprehensive loss								$ (252)
Balance, December 31, 2000	8,894,440	9	41,394	137	8	1,408	42,956	
Exercise of common stock options	28,346		47				47	
Deferred compensation – common stock options				80			80	
Net loss						(6,457)	(6,457)	$ (6,457)
Other comprehensive loss:								
Net unrealized loss on available-for-sale investments, net of $1 tax credit					(2)		(2)	(2)
Total comprehensive loss								$ (6,459)
Balance, December 30, 2001	8,922,786	9	41,441	217	6	(5,049)	36,624	
Exercise of common stock options, net of tax benefit	127,328		427				427	
Deferred compensation – common stock options				293			293	
Exercise of warrants	2,244							
Net income						3,019	3,019	$ 3,019
Other comprehensive income:								
Net unrealized loss on available-for-sale investments, net of $1 tax credit					(3)		(3)	(3)
Total comprehensive income								$ 3,016
Balance, December 29, 2002	9,052,358	$ 9	$ 41,868	$ 510	$ 3	$ (2,030)	$ 40,360	

See Notes to Consolidated Financial Statements

Rubio's Restaurants, Inc.
Consolidated Statements of Cash Flows

(In thousands)

	Years Ended		
	December 29, 2002	December 30, 2001	December 31, 2000
Operating Activities:			
Net income (loss)	$ 3,019	$ (6,457)	$ (231)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	5,184	5,124	4,296
Deferred compensation	293	80	49
Asset impairment and store closure expense (reversal)	(815)	6,629	2,237
Loss on disposal/sale of property	250	102	27
Changes in assets and liabilities:			
Income taxes receivable	440	(510)	(73)
Other receivables	(145)	465	(559)
Inventory	203	567	(1,402)
Prepaid expenses	136	(155)	(18)
Deferred income taxes	1,819	(3,269)	(540)
Other assets	(13)	73	13
Accounts payable	(1,015)	(1,323)	1,093
Accrued expenses and other liabilities	198	275	787
Store closure reserve	(1,855)	4,477	—
Deferred rent	363	90	409
Deferred income	69	—	—
Deferred franchise revenue	(51)	(13)	100
Cash provided by operating activities	8,080	6,155	6,188
Investing Activities:			
Purchases of property	(5,367)	(10,504)	(16,554)
Proceeds from sale of property	341	655	—
Purchases of investments	(2,612)	(13,045)	(27,163)
Sales and maturities of investments	2,999	19,091	35,346
Cash used in investing activities	(4,639)	(3,803)	(8,371)
Financing Activities:			
Proceeds from borrowings on line of credit	—	1,000	—
Proceeds from exercise of common stock options, net of tax	427	47	37
Other	—	—	(2)
Cash provided by financing activities	427	1,047	35
Increase (Decrease) in Cash and Cash Equivalents	3,868	3,399	(2,148)
Cash and Cash Equivalents at Beginning of Year	4,710	1,311	3,459
Cash and Cash Equivalents at End of Year	$ 8,578	$ 4,710	$ 1,311
Supplemental Disclosures of Cash Flow Information:			
Cash paid for interest	$ 108	$ 16	$ —
Cash (received) paid for income taxes – net	$ (312)	$ 251	$ 439

See Notes to Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations — Rubio's Restaurants, Inc. was incorporated in California in 1985 and reincorporated in Delaware in 1997. Rubio's Restaurants, Inc. has a wholly-owned subsidiary, Rubio's Restaurants of Nevada, Inc. (collectively, the "Company"). As of December 29, 2002, the Company owns and operates a chain of 135 restaurants, three concessions and seven franchise locations, in California, Arizona, Nevada, Colorado, Oregon and Utah.

The Company's 135 restaurants are located more specifically as follows: 61 in the greater Los Angeles, California area, 38 in San Diego, California, 21 in Phoenix/Tucson, Arizona, four in Denver, Colorado, five in the San Francisco, California area, four in the Sacramento, California area and two in Salt Lake City, Utah.

Principles of Consolidation — The consolidated financial statements include the accounts of Rubio's Restaurants, Inc. and its wholly-owned subsidiary. All significant intercompany transactions and accounts have been eliminated in consolidation.

Fiscal Year — The Company operates and reports on a 52-53 week fiscal year ending on the Sunday closest to December 31. Fiscal years 2002 and 2001, which ended on December 29, 2002 and December 30, 2001, respectively, included 52 weeks. Fiscal year 2000, which ended on December 31, 2000, included 53 weeks.

Accounting Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results may differ from those estimates.

Cash Equivalents — Cash equivalents consist of money market instruments purchased with an original maturity of three months or less.

Investments — The Company's investments are composed primarily of tax-free municipals, corporate bonds, municipal bonds and mortgage and asset-backed securities. While it is the Company's general intent to hold such securities until maturity, management will occasionally sell particular securities for cash flow purposes. Therefore, pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company's investments are classified as available-for-sale based upon the Company's intent, and are accounted for at fair market value. The fair market value of such investments is determined based on quoted market prices at year end. Unrealized gains and losses on these investments are included as accumulated other comprehensive income in the consolidated statements of stockholders' equity and comprehensive income (loss). Realized gains and losses on investments sold are determined based on the specific identification method and are included in interest and investment income. Short-term investments are investments with original maturities of greater than three months and remaining maturities of less than one year, or investments that are reasonably expected to be realized in cash or consumed in operations over the next year.

Gross unrealized losses on available-for-sale investments for the years ended December 29, 2002, December 30, 2001 and December 31, 2000 were $21,199, $3,398 and $35,402, respectively. Realized gains on sales of investments for the years ended December 29, 2002 and December 30, 2001 were not significant. Realized losses on sales of investments for the year ended December 31, 2000 were $84,650. As of December 29, 2002 and December 30, 2001, the fair market value of the Company's investments was not significantly different from the amortized cost.

Inventory — Inventory consists of food, beverage, paper and restaurant supplies and is stated at the lower of cost (first-in, first-out method) or market value.

Property — Property is stated at cost. Depreciation and amortization of buildings, equipment and related improvements are computed using the straight-line method over the estimated useful lives of the assets or the shorter of the lease term. The Company capitalizes costs related to construction of new leased restaurant facilities. The lives for equipment are 3–7 years and for building and leasehold improvements, 5–20 years.

Asset Impairment and Store Closure Expense (Reversal) — The Company periodically assesses its ability to recover the carrying value of its long-lived assets. If the Company concludes that the carrying value will not be recovered based on expected future cash flows, an impairment write-down is recorded to reduce the asset to its estimated fair value. Impairment is reviewed at the lowest levels for which there are identifiable cash flows that are independent of the cash flows of other groups of assets. In the Company's circumstances, such analysis is performed on an individual restaurant basis. The impairment charge is the difference between the carrying value and the estimated fair value of the assets (for assets to be held and used) and fair value less cost to sell (for assets to be disposed of).

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company makes decisions to close stores based on their cash flows and anticipated future profitability. The Company records losses associated with the closure of restaurants in the same quarter that the decision to close these restaurants is made. These store closure charges primarily represent a liability for the future lease obligations after the expected closure dates, net of estimated sublease income, if any.

Deferred Rent — Rent expense on operating leases with scheduled or minimum rent increases is expensed on the straight-line basis over the lease terms. Deferred rent represents the excess of rent charged to expense over rent payable under the lease agreement.

Financial Instruments — The carrying amounts and estimated fair value of the Company's financial instruments are as follows:

The carrying values of cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments.

The carrying amount of the Company's line of credit is estimated to approximate fair value as the actual interest rate is consistent with the rate estimated to be currently available for debt of similar term and remaining maturity.

Revenue Recognition — Revenue recognition consists of the following:
Restaurant sales: Revenues from the operation of Company-owned restaurants are recognized when sales occur.
Franchise revenue: Franchise revenue is comprised of 1) area development fees, 2) new store opening fees, 3) royalties and 4) information technology help desk fees. All fees received from franchised operations are included in revenue as earned. Area development fees are recognized as revenue on the occurrence of certain deliverables: 1) 50% at the time an initial comprehensive analysis of the entire market is delivered to the franchisee and 2) 50% ratably recognized as an updated analysis per restaurant site is delivered. New store opening fees are recognized as revenue in the month a franchisee location opens. Royalties from franchised restaurants are recorded in revenue as earned. Information technology help desk fees are collected annually and are recorded ratably into revenue.

Store Pre-Opening Expenses — Costs incurred in connection with the training of personnel and promotion of new store openings are expensed as incurred.

Advertising — Advertising costs incurred to produce media advertising for new campaigns are expensed in the year in which the advertising first takes place. Other advertising costs are expensed when incurred. Advertising costs included in restaurant labor, occupancy and other expenses totaled $4.9 million, $4.4 million and $3.2 million for fiscal years 2002, 2001 and 2000, respectively.

Income Taxes — The provision for income taxes is based on income (loss) reported in the financial statements. Deferred income taxes are provided to reflect temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes, as well as the effects of income tax credits.

Stock-Based Compensation — SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock Based Compensation — Transition and Disclosure" an amendment of FASB Statement No. 123, provides accounting guidance related to stock based employee compensation. SFAS No. 123, as amended, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations for all periods presented. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table summarizes the impact on the Company's net income (loss) had compensation cost been determined based upon the fair value at the grant date for awards under the stock option plans consistent with the methodology prescribed under SFAS No. 123 (in thousands, except per share data):

	Fiscal Years		
	2002	2001	2000
Net income (loss), as reported	$ 3,019	$ (6,457)	$ (231)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	450	989	485
Pro forma net income	$ 2,569	$ (7,446)	$ (716)
Earnings per share:			
Basic — as reported	$ 0.33	$ (0.72)	$ (0.03)
Basic — pro forma	$ 0.28	$ (0.83)	$ (0.08)
Diluted — as reported	$ 0.33	$ (0.72)	$ (0.03)
Diluted — pro forma	$ 0.28	$ (0.83)	$ (0.08)

The Company accounts for stock options granted to non-employees using the fair value method. Compensation expense for options granted to non-employees has been determined in accordance with Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense and deferred compensation in the financial statements.

Common Stock and Earnings Per Share — Holders of common stock are entitled to one vote per share. Basic earnings per share is computed by dividing net income or loss by the weighted average of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock (warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted earnings per share computation are excluded when their effect would be antidilutive.

Concentration of Credit Risk — The Company invests its excess cash in money market accounts and debt securities. The Company has not experienced any material losses on its cash accounts or other investments.

Reclassifications — Certain prior year amounts have been reclassified in the accompanying notes to the consolidated financial statements to conform to the current year presentation.

Recent Accounting Pronouncements — In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost, as defined in EITF Issue No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 establishes that the liability should initially be measured and recorded at fair value. The Company will adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material impact on the Company's results of operations nor on the Company's treatment of the store closure expense that was recorded in fiscal year 2001.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). The Company was required to adopt the provisions of SFAS No. 144 on December 31, 2001. The adoption of SFAS No. 144 did not have a material impact on the Company's results of operations.

2 BALANCE SHEET DETAILS as of December 29, 2002 and December 30, 2001, respectively (in thousands):

	2002	2001
Other Receivables:		
Tenant improvement receivables	$ 210	$ 274
Beverage usage receivables	274	163
Other	334	236
Total	$ 818	$ 673
Investments:		
Corporate bonds	$ 1,111	$ 505
Tax-free municipals		900
Municipal bonds	168	173
Mortgage and asset-backed securities		91
Total	1,279	1,669
Less: Short-term investments	(1,279)	(1,302)
Investments	$ —	$ 367
Property – at cost:		
Building and leasehold improvements	$ 28,700	$ 26,643
Equipment and furniture	26,238	23,586
Construction in process and related costs	244	885
	55,182	51,114
Less: accumulated depreciation and amortization	(19,678)	(15,203)
Total	$ 35,504	$ 35,911
Accrued Expenses and Other Liabilities:		
Compensation	$ 917	$ 1,178
Workers Compensation insurance	888	293
Sales taxes	861	807
Vacation pay	464	585
Other	702	771
Total	$ 3,832	$ 3,634

3 ASSET IMPAIRMENT AND STORE CLOSURE RESERVE

The Company periodically reviews the performance of company-operated stores for indicators of impairment under the criteria described in Note 1. As a result of this review, in fiscal 2001 and 2000, the Company recorded an impairment charge for certain under-performing company-operated stores. The impairment for fiscal 2001 and 2000 consisted of the following (in thousands):

	2002	2001
Impairment on stores to be franchised	$ 3,305	$ —
Impairment on stores closed	1,857	1,749
Impairment on stores that will continue to be operated	843	172
Impairment on stores to be closed	624	316
Total impairment charge	$ 6,629	$ 2,237

The impairment charge in 2000 related to eight stores; five stores had additional impairment in fiscal 2001. Six of the eight stores were closed on October 30, 2001, as indicated in the following paragraph. The Company currently plans on operating one of the eight stores through the end of its lease term and the other location is intended to be franchised.

On October 30, 2001, the Company closed 11 locations: five in Colorado, four in Utah, one in Sacramento, California and one in Las Vegas, Nevada. Impairment losses for these locations totaled $1.9 million and $1.7 million in fiscal 2001 and fiscal 2000, respectively. In fiscal 2002, the Company closed one impaired location in Phoenix, Arizona and two impaired locations in San Diego, California.

On April 15, 2002, the Company completed the sale of four of its Company-owned stores in the Las Vegas, Nevada market to a franchisee. There was no gain or loss on the sale of the stores as they had been written down to their fair market value less costs to sell as part of the 2001 fiscal impairment write-down. Although the leases for those locations were assigned as part of the franchise arrangements, the Company remains contingently liable under those leases.

In addition to the $6.6 million impairment charge recorded in fiscal 2001, the Company recorded a charge of $4.8 million related to store closures, consisting primarily of future lease obligations on these closed stores (net of estimated sublease income, if any), severance and other related charges. In accordance with EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", these charges were recognized as a liability when management committed to its store closure plan during the fourth quarter of 2001. Total charges recorded in fiscal 2001 related to impairment and store closures were $11.4 million. During 2002, the Company reversed a net $815,000 of this reserve based primarily on lease terminations and subleases that were more favorable than the original estimates and lower severance charges and charged $1.9 million against the reserve.

The components of the store closure reserve in fiscal 2001 and 2002 were as follows (in thousands):

	Reserve Balance at December 31, 2000	Store Closure Expense (Reversal) — Net	Usage — Net	Reserve Balance at December 30, 2001
Reserve for stores closed in 2001	$ —	$ 3,171	$ (371)	$ 2,800
Reserve for stores closed in 2002 and to be closed	—	1,150	—	1,150
Severance and other costs	—	479	48	527
Total store closure reserve	$ —	$ 4,800	$ (323)	4,477
Less: current portion				(1,496)
Non-current	$ —			$ 2,981

	Reserve Balance at December 30, 2001	Store Closure Expense (Reversal) — Net	Usage — Net	Reserve Balance at December 29, 2002
Reserve for stores closed in 2001	$ 2,800	$ (636)	$ (1,377)	$ 787
Reserve for stores closed in 2002 and to be closed	1,150	(48)	(124)	978
Severance and other costs	527	(131)	(354)	42
Total store closure reserve	$ 4,477	$ (815)	$ (1,855)	1,807
Less: current portion	(1,496)			(559)
Non-current	$ 2,981			$ 1,248

3 ASSET IMPAIRMENT AND STORE CLOSURE RESERVE (continued)

The Company terminated 191 hourly and 16 salaried employees in connection with the store closures in fiscal 2001, and terminated no employees in connection with the additional three store closures in fiscal year 2002. For the 11 stores that were closed in 2001, revenues were $4.2 million and operating losses were $0.9 million during fiscal 2001 through the date the stores were closed. For the three stores closed in 2002, revenues were $836,000 and operating losses were $121,000 during 2002 through the dates these stores were closed.

4 CREDIT FACILITIES

Revolving Line of Credit — As of December 29, 2002 and December 30, 2001, the Company had available $10.0 million and $10.4 million, respectively, of a total $12.0 million revolving line of credit with a maturity date of July 2004. The credit line bears interest based on certain leverage ratios and ranges from the lower of a bank reference rate plus 1%–2%, or an adjusted London Interbank Offered Rate plus 2.5%–3.5%, per annum (3.92% and 6.22% as of December 29, 2002 and December 30, 2001, respectively). The Company pays a commitment fee on the unused portion of the line of credit. As of December 29, 2002, the Company has borrowings of $1.0 million on the line of credit and $1.0 million assigned to standby letters of credit related to the Company's workers' compensation insurance policy, that mature in October 2003. As of December 30, 2001, the Company had borrowings of $1.0 million on the line of credit and $0.6 million assigned to a standby letter of credit related to the Company's workers compensation insurance policy which matured in October 2002.

The credit facility contains various covenants including a minimum EBITDA, a fixed charge coverage ratio, a minimum interest coverage ratio, and a maximum total leverage ratio and places certain restrictions on fixed asset purchases. The revolving line of credit restricts the payment of cash dividends and other stock redemptions or repurchases. The Company's assets collateralize borrowings under the revolving line of credit. The Company was not in compliance with respect to one covenant of the credit agreement as of December 29, 2002. An amendment to the credit agreement was signed effective December 31, 2002. The result of this amendment was to put the Company in compliance with the covenant that it was not in compliance with as of December 29, 2002.

5 COMMITMENTS AND CONTINGENCIES

Operating Leases — The Company leases restaurant and office facilities, land, vehicles and office equipment under various operating leases expiring through 2016. The leases generally provide renewal options from three to ten years. Certain leases are subject to scheduled annual increases or minimum annual increases based upon the consumer price index, not to exceed specific maximum amounts. Certain leases require contingent percentage rents based upon sales and other leases pass through common area charges to the Company. Rental expense under these operating leases was $13.0 million, $12.1 million and $7.8 million for fiscal years 2002, 2001 and 2000, respectively. Contingent percentage rent based on sales included in rental expense was $312,913, $320,269 and $273,399 for fiscal years 2002, 2001 and 2000, respectively.

Future minimum annual lease commitments, including obligations for closed stores, as of December 29, 2002, are as follows (in thousands):

Fiscal Year	
2003	$ 9,580
2004	9,520
2005	9,402
2006	8,540
2007	7,973
Thereafter	19,362
	$ 64,377

5 COMMITMENTS AND CONTINGENCIES (continued)

Litigation — On June 28, 2001, a class action complaint was filed against the Company in Orange County, California Superior Court by a former employee, who worked in the position of general manager. A second similar class action complaint was filed in Orange County, California Superior Court on December 21, 2001, on behalf of another former employee who worked in the positions of general manager and assistant manager. The Company classifies both positions as exempt. The former employees each purport to represent a class of former and current employees who are allegedly similarly situated. These cases currently involve the issue of whether employees and former employees in the general and assistant manager positions who worked in the California restaurants during specified time periods were misclassified as exempt and deprived of overtime pay. In addition to unpaid overtime, these cases seek to recover waiting time penalties, interest, attorneys' fees and other types of relief on behalf of the current and former employees that these former employees purport to represent.

The Company believes these cases are without merit and intends to vigorously defend against the related claims. These cases are in the early stages of discovery, and the status of the class action certification is yet to be determined for both suits. The two cases have been consolidated into one action. The court granted a motion to disqualify the Company's counsel. The proceeding has been stayed pending appeal of that disqualification. The Company continues to evaluate results in similar proceedings and to consult with advisors with specialized expertise. The Company is presently unable to predict the probable outcome of this matter or the amounts of any potential damages at issue. An unfavorable outcome in this matter or a significant settlement could have a material impact on our financial position and results of operations.

The Company is unaware of any other litigation that could have a material adverse effect on its results of operations and financial position or business.

Employee Savings Plan — The Company has a defined contribution 401(k) plan. This plan allows eligible employees to contribute a percentage of their salary, subject to annual limits, to the plan. The Company matches 25% of each eligible employee's contributions up to 6% of gross salary. The Company's contributions vest over a five-year period. The Company contributed $85,745, $59,644 and $48,424 for fiscal years 2002, 2001 and 2000, respectively.

Workers' Compensation — Effective November 1, 2001, the Company became self-insured for workers compensation, with a $250,000 deductible per occurrence and a program maximum for all claims of $2.2 million.

6 INCOME TAXES

The components of the income tax (expense) benefit for fiscal years 2002, 2001 and 2000 are as follows (in thousands):

	2002	2001	2000
Federal (expense) benefit:			
Current	$ (105)	$ 509	$ (312)
Deferred	(1,450)	2,566	437
State (expense) benefit:			
Current	(71)	89	(53)
Deferred	(372)	703	89
Total income tax (expense) benefit	$ (1,998)	$ 3,867	$ 161

The income tax (expense) benefit differs from the federal statutory rate because of the effect of the following items for fiscal years 2002, 2001 and 2000:

	2002	2001	2000
Statutory rate	(34.0)%	34.0%	34.0%
State income taxes, net of federal benefit	(5.8)	5.0	6.0
Non-deductible items	(0.2)	(1.7)	(2.6)
Other	0.2	0.2	3.7
Effective tax (expense) benefit rate	(39.8)%	37.5%	41.1%

6 INCOME TAXES (continued)

Deferred income taxes are provided to reflect temporary differences in the basis of net assets for income tax and financial reporting purposes, as well as available tax credit carryforwards.

The tax effected temporary differences and credit carryforwards comprising the Company's deferred income taxes as of December 29, 2002 and December 30, 2001 are as follows (in thousands):

	2002	2001
Reserves currently not deductible	$ 910	$ 2,121
Deferred rent	844	814
Federal credits	658	663
Difference between book and tax basis of property	(228)	469
Net operating losses	125	364
State taxes	(145)	(307)
Deferred compensation	219	81
Unrealized gain on investments	(4)	(6)
Other	(66)	(67)
Net deferred income tax asset	$ 2,313	$ 4,132
Net current deferred income tax liability	$ (90)	$ (214)
Net non-current deferred income tax asset	$ 2,403	$ 4,346

As of December 29, 2002, the Company has state net operating loss carryforwards available to offset future taxable income of approximately $1,411,000. These state net operating loss carryforwards expire at various dates beginning in 2008. The Company also has federal credit carryforwards available to offset future tax liabilities of approximately $658,000.

7 STOCKHOLDERS' EQUITY

Debt Issue Costs — In connection with a revolving line of credit, the Company issued a warrant in May 1998 to purchase up to 45,000 shares of the Company's common stock (subject to adjustment under a formula defined in the warrant). The warrant was exercisable under certain specified conditions. The warrant was exercised in May 2002 resulting in the issuance of 2,244 shares of common stock at an exercise price of $7.19 per share. The fair value of the warrant upon date of issuance was not significant.

Stock Options and Purchase Plans

i) **1995 Stock Option/Stock Issuance Plan** — On May 30, 1996, the stockholders of the Company approved the 1995 Stock Option/Stock Issuance Plan (the "1995 Plan"). The 1995 Plan superseded and incorporated all options outstanding under the 1993 Stock Option Plan. The 1995 Plan provided for the issuance of incentive and nonstatutory options and for the purchase of common stock for eligible individuals. The Board of Directors administered the 1995 Plan. Each option granted under the 1995 Plan has a maximum term of either five or ten years (depending on stock ownership) and is subject to earlier termination in the event of the optionee's termination of service. The 1995 Plan was incorporated into the 1999 Stock Incentive Plan.

ii) **1998 Stock Option/Stock Issuance Plan** — On March 27, 1998, the stockholders of the Company approved the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"). The 1998 Plan provided for the issuance of incentive and nonstatutory options and for the purchase of common stock for eligible individuals. The Board of Directors administered the 1998 Plan. The stock issuable under the 1998 Plan is shares of authorized but unissued or reacquired stock. Each option granted under the 1998 Plan has a maximum term of either five or ten years (depending on stock ownership) and is subject to earlier termination in the event of the optionee's termination of service. The 1998 Plan was incorporated into the 1999 Stock Incentive Plan.

iii) **1999 Stock Incentive Plan** — On March 18, 1999 and March 24, 1999, the Board of Directors and the stockholders, respectively, of the Company approved the 1999 Stock Incentive Plan (the "1999 Plan"). All outstanding options under the 1995 Stock Option/Stock Issuance Plan and the 1998 Stock Option/Stock Issuance Plan (collectively, the "predecessor plans") were incorporated into the 1999 Plan. No further grants will be made under the predecessor plans. Except as otherwise noted below, new grants made under the 1999 Plan have substantially the same terms as options previously granted under the predecessor plans.

7 STOCKHOLDERS' EQUITY (continued)

The stock issuable under the 1999 Plan shall be shares of authorized but unissued or reacquired common stock, including shares repurchased by the Company on the open market. A total of 2,224,608 shares of common stock have been authorized for issuance under the 1999 Plan, which includes the shares subject to outstanding options under the predecessor plans. The number of shares of common stock reserved for issuance under the 1999 Plan will automatically increase on the first trading day in January each year. The increase will be equal to 3% of the total number of shares of common stock outstanding as of the last trading day in December of the preceding year, not to exceed 450,000 shares in any given year. An additional 300,000 shares were authorized by stockholder approval in June 2002. In addition, no participant in the 1999 Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of common stock in the aggregate per calendar year. Each option shall have a maximum term of either five or ten years, depending on the related program, and is subject to earlier termination in the event of the optionee's termination of service. Options granted under the 1999 Plan generally become exercisable 20% after one year of service and then the remaining 80% ratably over the second through fifth years of service.

The 1999 Plan is divided into five separate components: (1) the discretionary option grant program, (2) the stock issuance program, (3) the salary investment option grant program, (4) the automatic option grant program, and (5) the director fee option grant program.

The discretionary option grant and stock issuance programs provide for the issuance of incentive and nonstatutory options for eligible employees. The option exercise price per share is fixed by the 1999 Plan administrator in accordance with the following provisions: (1) the exercise price shall not be less than 100% of the fair market value per share of the common stock on the date of grant, and (2) if the person to whom the option is granted is a 10% stockholder, then the exercise price per share shall not be less than 110% of the fair market value per share of the common stock on the date of grant. Each option shall be exercisable at such time or times, during such period and for such number of shares as shall be determined by the 1999 Plan administrator as set forth in the related individual option agreements. The purchase price for stock issuances is determined by the 1999 Plan administrator and shall not be less than 100% of the fair market value of a share of common stock at the time of issuance.

The salary investment option grant program, if activated, would be available to executive officers and other highly compensated eligible employees. The participants may elect, prior to the start of a calendar year, to reduce their base salary by a specific dollar amount not less than $10,000 nor more than $50,000. The options will be exercisable at a price equal to one-third of the fair market value of the common stock at grant date. The options will vest monthly for one year and are subject to full and immediate vesting upon certain changes in ownership of the Company.

The automatic option grant program is available to non-employee board members. Eligible individuals will automatically receive an option grant for 25,000 shares on the date of joining the board providing that they have not been previously employed by the Company. In addition, at the date of each annual meeting of stockholders, each non-employee board member will automatically be granted an option to purchase 5,000 shares of common stock, provided that the individual has served on the board for at least six months. All grants under the automatic option grant program vest immediately upon issuance. The exercise price per share shall be equal to 100% of the fair market value of the common stock on the date of grant.

The director fee option grant program allows, if activated, for non-employee board members to apply any of their annual retainer fees to the acquisition of a special option grant. The options will be exercisable at a price equal to one-third of the fair market value of the common stock at the grant date. The options will vest monthly for one year and are subject to full and immediate vesting upon certain changes in ownership of the Company.

The board may amend or modify the 1999 Plan at any time, subject to any required stockholder approval. The 1999 Plan will terminate at the earliest of (1) March 17, 2009, (2) the date on which all shares available for issuance under the 1999 Plan have been issued as fully-vested shares or (3) the termination of all outstanding options in connection with certain ownership changes.

iv) **1999 Employee Stock Purchase Plan** — On March 18, 1999 and March 24, 1999, the Board of Directors and stockholders, respectively, approved the 1999 Employee Stock Purchase Plan ("ESPP"). The ESPP became effective upon the execution of the underwriting agreement and pricing of the common stock with respect to the Company's initial public offering. The ESPP allows eligible employees, as specified in the ESPP, to purchase shares of common stock in semi-annual intervals through payroll deductions under this plan. The accumulated payroll deductions will be applied to the purchase of shares on the employee's behalf at a price per share equal to 85% of the lower of (1) the fair market value of the Company's common stock at the date of entry into the current offering period or (2) the fair market value on the purchase date. An initial reserve of 200,000 shares of common stock has been authorized for issuance under the ESPP. The Board of Directors may alter, suspend or discontinue the ESPP. However, certain amendments to the ESPP may require stockholder approval. There was no activity under the ESPP during fiscal years 2002, 2001 and 2000.

7 STOCKHOLDERS' EQUITY (continued)

The Company applies APB Opinion No. 25 and related interpretations in accounting for its employee stock option plans. Under APB Opinion No. 25, the Company will record compensation expense measured as the excess, if any between the respective grant price per share an employee must pay to acquire the stock and the estimated fair market value of the common stock at the date of grant

DEFERRED COMPENSATION

Total deferred compensation for fiscal 1998 and 1999 grants less forfeitures is being recorded ratably over the vesting period of the respective options. The Company recorded $42,894, $49,810 and $49,488 of compensation expense associated with these option grants for fiscal years 2002, 2001 and 2000, respectively, and was fully amortized as of December 29, 2002.

In October 2001, the Company granted common stock options for the purchase of 50,000 shares of common stock to a non-employee board member for consulting services. Total deferred compensation for the grant is being recorded ratably over the service period of the consulting agreement. The Company recorded $161,838 and $30,156 of compensation expense associated with this option grant during fiscal year 2002 and 2001, respectively, and was fully amortized as of December 29, 2002.

On June 14, 2002, the Company granted common stock options for the purchase of 50,000 shares of common stock to a non-employee board member for consulting services. Total deferred compensation for the grant is being recorded ratably over the service period of the consulting agreement. The Company recorded $88,709 of compensation expense associated with this option grant during fiscal year 2002.

The following is a summary of stock option activity for fiscal years 2000, 2001 and 2002:

	Shares		Weighted
	Options Available for Grant	Options Outstanding	Average Exercise Price Per Share
Balance at December 27, 1999	501,125	591,288	$ 6.77
Authorized	266,153	—	—
Granted	(699,620)	699,620	7.09
Exercised	—	(22,665)	1.68
Forfeited	229,009	(229,009)	7.61
Balance at December 31, 2000	296,667	1,039,234	6.91
Authorized	266,833	—	—
Granted	(519,916)	519,916	4.23
Exercised	—	(28,346)	1.66
Forfeited	203,470	(203,470)	6.64
Balance at December 30, 2001	247,054	1,327,334	6.02
Authorized	567,684	—	—
Granted	(580,979)	580,979	6.88
Exercised	—	(127,328)	2.98
Forfeited	416,930	(416,930)	7.18
Balance at December 29, 2002	650,689	1,364,055	6.31
Exercisable, December 31, 2000		318,536	5.91
Exercisable, December 30, 2001		574,173	6.22
Exercisable, December 29, 2002		623,192	6.24

7 STOCKHOLDERS' EQUITY (continued)

The pro forma compensation costs presented in Note 1 were determined using the weighted average fair values at the date of grant for options granted during 2002, 2001 and 2000 of $4.45, $2.93 and $4.74 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal Years		
	2002	2001	2000
Expected dividend	None	None	None
Expected stock price volatility	66%	70%	80%
Risk-free interest rate	4.0%	4.0%	5.9%
Expected lives of options	5 years	5 years	5 years

The estimated fair value of options granted is subject to the assumptions made, and if the assumptions changed, the estimated fair value amounts could be significantly different.

The following table summarizes information as of December 29, 2002 concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.00 – $ 4.95	327,766	7.93	$ 3.65	213,404	$ 3.42
$ 5.00 – $ 6.50	597,439	8.99	$ 6.29	138,465	$ 6.12
$ 7.00 – $ 9.00	364,773	7.02	$ 7.93	206,403	$ 7.97
$10.00 – $15.60	74,077	6.50	$ 10.30	64,920	$ 10.24
	1,364,055	8.07	$ 6.31	623,192	$ 6.24

8 EARNINGS PER SHARE

A reconciliation of basic and diluted earnings per share in accordance with SFAS No. 128 is as follows (in thousands, except per share data):

	Fiscal Years		
	2002	2001	2000
Numerator			
Basic:			
Net income (loss)	$ 3,019	$ (6,457)	$ (231)
Denominator			
Basic:			
Weighted average common shares outstanding	9,017	8,920	8,883
Diluted:			
Effect of dilutive securities:			
Common stock options	120	—	—
Total weighted average common and potential common shares outstanding	9,137	8,920	8,883
Income (loss) per share:			
Basic	$ 0.33	$ (0.72)	$ (0.03)
Diluted	$ 0.33	$ (0.72)	$ (0.03)

For fiscal year 2001 and 2000, the Company excluded the effect of 1,327,334 and 1,039,234 common stock options, respectively, in the calculation of diluted earnings per share, as the effect would be antidilutive.

9 SEGMENT INFORMATION

The Company owns and operates high-quality, quick-casual Mexican restaurants under the names "Rubio's Fresh Mexican Grill" and "Rubio's Baja Grill," with restaurants primarily in California, Arizona, Nevada, Colorado, Oregon and Utah. In accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company currently considers its business to consist of one reportable operating segment.

10 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized unaudited quarterly financial data (in thousands, except per share data) for fiscal 2002 and 2001 was as follows:

	Fiscal Year 2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 29,878	$ 30,071	$ 30,799	$ 28,185
Operating income	$ 712	$ 1,888	$ 2,202	$ 229
Net income	$ 427	$ 1,128	$ 1,316	$ 148
Basic net income per share	$ 0.05	$ 0.13	$ 0.15	$ 0.02
Diluted net income per share	$ 0.05	$ 0.12	$ 0.14	$ 0.02

	Fiscal Year 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 26,578	$ 28,912	$ 30,037	$ 27,412
Operating (loss) income	$ (357)	$ 1,283	$ (5,148)	$ (6,272)
Net (loss) income	$ (154)	$ 798	$ (3,077)	$ (4,024)
Basic net (loss) income per share	$ (0.02)	$ 0.09	$ (0.34)	$ (0.45)
Diluted net (loss) income per share	$ (0.02)	$ 0.09	$ (0.34)	$ (0.45)

Earnings (loss) per share are computed independently for each of the quarters presented and therefore may not sum to the annual amount for the year.

Forward-Looking Statements

This annual report contains projections, estimates and other forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are principally contained in the letters to stockholders at the beginning of this report and in the Management's Discussion and Analysis of Financial Condition and Results of Operations beginning of page 5 of this report. In some cases, you can identify forward-looking statements by terms such as may, will, should, expect, plan, intend, forecast, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We refer you to the documents we file from time to time with the Securities and Exchange Commission, including our most recent Form 10-K for the year ended December 29, 2002, and Forms 10-Q subsequently filed. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or other forward-looking statements. Such factors include, but are not limited to, factors impacting our expectations regarding earnings per share, comparable sales growth and revenue, increased product costs, labor expense and other restaurant costs, the success of our promotions and marketing strategies, litigation and settlement costs, changes in the economic and geopolitical environment, changes in consumer preferences and tastes for our product, our ability to recruit and retain qualified personnel, adverse affects of weather, adequacy of reserves related to closed stores or stores to be sold, increased depreciation, asset writedowns or implementation costs related to our marketing and concept positioning initiatives, our ability to implement a franchise strategy, our ability to open additional or maintain existing restaurants in the coming periods, food commodity prices, competition, and governmental actions regarding minimum wage. While this outlook represents our current judgment on the future direction of the business, such risks and uncertainties could cause actual results to differ materially from any future performance suggested below. We undertake no obligation to release publicly the results of any revisions or updates to these forward-looking statements to reflect events or circumstances arising after the date of this annual report.

Dividend Policy

Since our initial public offering in May 1999, we have not declared or paid any cash dividends on our common stock. We currently intend to retain all earnings for the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

Board of Directors

Ralph Rubio,
Chairman and CEO, Rubio's Restaurants, Inc.

Kyle Anderson,
Managing Member, Rosewood Venture Group
(Investment Management)

Timothy Ryan,
Former President/CEO, Diedrich Coffee, Inc.
(Coffee Company)

Craig Andrews,
Partner, Heller Ehrman White & McAuliffe LLP
(Law Firm)

Jack W. Goodall,
Former Chairman, Jack in the Box Inc.
(Restaurant)

Loren Pannier,
Former Chief Financial Officer, CKE Restaurants Inc.
(Restaurant)

Executive Management

Ralph Rubio,
President, Chief Executive Officer and Director

Sheri Miksa,
President and Chief Operating Officer

Gary Allen,
Controller/Interim Chief Financial Officer

Legal Counsel

Heller Ehrman White & McAuliffe LLP
4350 La Jolla Village Drive, 7th Floor,
San Diego, California 92122
(858) 450-8400

Registrar and Transfer Agent

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200, Glendale, California 91204
(818) 502-1404

Independent Accountants

Deloitte & Touche LLP
701 "B" Street
Suite 1900
San Diego, California 92101
(619) 232-6500

Form 10-K

A copy of the Company's 2002 annual report on Form 10-K is available without charge by writing to Jeannie Muldoon of the Investor Relations department at the corporate office. Requests can also be sent via email to: IR@rubios.com. The Form 10-K can also be found on our website at www.rubios.com.

Franchise Information

Inquiries regarding franchise opportunities can be sent in writing to the Franchise Dept. at the corporate office. Requests can also be sent via e-mail to FranchiseDepartment@rubios.com.

Stock Trading Data

The Company's stock began trading on the NASDAQ National Market on May 21, 1999, under the symbol RUBO.

The following table sets forth, for the periods indicated, the high and low closing sales prices for our common stock for each quarter of our two most recent fiscal years, as regularly reported on the Nasdaq National Market. Such quotations represent inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

	High	Low
First Quarter 2001	$ 4.75	$ 2.63
Second Quarter 2001	$ 5.70	$ 3.25
Third Quarter 2001	$ 5.15	$ 3.00
Fourth Quarter 2001	$ 3.49	$ 2.99
First Quarter 2002	$ 6.20	$ 3.15
Second Quarter 2002	$ 9.74	$ 5.50
Third Quarter 2002	$ 9.00	$ 4.76
Fourth Quarter 2002	$ 7.07	$ 4.20

As of April 11, 2003 there were approximately 7,359 beneficial stockholders of our common stock, including 373 holders of record.

Inquiries

Correspondence regarding stock transfer requirements, address changes and lost certifications should be sent to the Transfer Agent. Other inquiries should be directed to Investor Relations at the corporate office.

Annual Meeting

June 5, 2003
10:00 a.m. Pacific Daylight Savings Time
Edwards Theatres
1180 West San Marcos Blvd.
San Marcos, California 92069

World Wide Web Address

www.rubios.com

Corporate, product, financial and stockholder information, including press releases, quarterly earning announcements, and periodic and current SEC reports are available at the Rubio's Restaurants, Inc. web site.

Restaurant Support Center

Rubio's Restaurants, Inc.
1902 Wright Place, Suite 300
Carlsbad, California 92008
(760) 929-8226, Fax (760) 929-8203

Photos: Kingmond Young/SF, Tom Hinckley


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Restaurant Support Center

1902 Wright Place, Suite 300

Carlsbad, California 92008

760/929-8226


Rubio's
FRESH MEXICAN GRILL
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